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WAXMAN                                                           EXHIBIT 1

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*  Waxman Industries, Inc. *   NEWS RELEASE
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FOR ADDITIONAL INFORMATION, CONTACT:

           AT THE COMPANY:                AT THE FINANCIAL RELATIONS BOARD,INC.:
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           ARMOND WAXMAN, PRESIDENT       KATHLEEN M. BRUNSON
           216-439-1830                   312-266-7800 [CHICAGO]

           NEAL R. RESTIVO, V.P.FINANCE   REGINA K. RYAN
           216-439-1830                   ###-##-#### [NEW YORK]



FOR IMMEDIATE RELEASE



             WAXMAN INDUSTRIES, INC. ANNOUNCES DECISION TO SELL ITS
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                      CONSUMER PRODUCTS GROUP SUBSIDIARY;
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                                Also CFO Change
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        BEDFORD HEIGHTS, Ohio -- August 29, 1995 -- Waxman Industries, Inc.
(NYSE-WAX), a leading supplier to the U.S. home repair and remodeling market, today announced that it has decided to sell its Consumer Products Group business in order to enhance the Company's capital structure and allow the Company to focus on its fast growing Barnett mail order and telemarketing business. Consumer Products markets and distributes its products to mass merchandisers and large D-I-Y retailers while Barnett's focus is directed primarily to repair and remodeling contractors and independent retailers. The Company anticipates that the proceeds from any such sale will be used, in part, to retire its $39.2 million of Senior Secured Notes due September 1998 thereby eliminating the mandatory sinking fund requirements relating to these notes which are scheduled to commence in September 1996. The Company retained Merrill Lynch & Co. as its financial advisor in connection with the sale.

        Commenting on the announcement, Armond Waxman, Co-Chairman and Co-Chief Executive Officer said, "The decision to sell Consumer Products was an extremely difficult one as the business has performed well and has been increasing its market share with the major Do-It


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WAXMAN INDUSTRIES, INC.      24460 AURORA ROAD       BEDFORD HEIGHTS, OHIO 44146
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Yourself retailers and mass merchandisers in the U.S.  However, due to the leveraged nature of our capital structure, we believe that the sale is in the best interests of our shareholders and investors as it eliminates significant debt maturities and allows us to focus on and take advantage of Barnett's significant growth opportunities. Barnett, which has historically been our fastest growing and most profitable operation, has averaged 15% annual revenue growth for each of the past five years. These results are especially impressive in light of the fact that Barnett has not opened any new warehouses in over 18 months. This clearly demonstrates the strength and growth potential of this business. Upon completion of a sale of Consumer Products, Barnett will represent approximately 70% of consolidated revenues.

        In furtherance of such decision, the Company said that it has entered into a letter of intent which contemplates the sale of 75% of the Consumer Products business, together with certain supporting operations, to a group consisting of HIG Capital Management of Miami, Florida along with certain members of Consumer Products existing management team for an aggregate purchase price of $50 million. Such letter of intent, however, contains certain contingencies including a financing contingency. In connection with such sale, the Company intends to repay the portion of its revolving credit facility and term loan which relates to Consumer Products and refinance the remaining balances using proceeds from a new secured credit facility. The Company expects that any such new secured credit facility will improve liquidity through greater working capital availability.

        "We are excited about this potential transaction as it would provide us with an opportunity to participate in any future growth of the Consumer Products Group business through the 25% interest we would





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retain.  Although we have not yet reached agreement with the prospective buyer on all terms, we are optimistic that we will be able to consummate this transaction. It is, however, our intention to continue pursuing the sale of Consumer Products in the event that this transaction is not completed." said Mr. Waxman.

        Separately, the Company announced that it intends to name Andrea Luiga to the position of Vice President, Finance and Chief Financial Officer. Ms. Luiga will replace Neal R. Restivo, Senior Vice President, Finance and Chief Financial Officer who submitted his resignation effective September 30, 1995 to pursue another opportunity. Ms. Luiga is currently Vice President, Controller of Barnett and has been with Barnett since 1987.

        "We are disappointed by Neal's decision to leave as he has been a key contributor to our financial restructuring process. Neal will, however, be working closely with Andrea over the next several weeks to ensure a smooth transition." commented Mr. Waxman.

        Waxman Industries, Inc. is a leading supplier to the home repair and remodeling market in the United States. The Company markets and distributes a broad range of plumbing, electrical and hardware products to over 47,000 customers in the United States. Through their nationwide network of warehouses and distribution centers, the Company's operations provide their customers with a single source for an extensive line of competitively priced quality products.

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To receive additional information on the Company via facsimile at no cost, please dial 1-800-PRO-INFO and enter the company code number 166.





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